444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-12

PolyMet Enters into Definitive Agreement
for Glencore to Acquire Full Ownership

  Transaction provides Minority Shareholders with all-cash consideration of US$2.11 per share and represents a 167% premium to the unaffected closing price on June 30, 2023
  Special meeting of shareholders expected to be held at the end of the third quarter of 2023 or early in the fourth quarter of 2023

St. Paul, Minn., July 17, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") (TSX: POM; NYSE American: PLM) announced today that, based on the unanimous recommendation of an independent special committee of its board of directors (the "Special Committee"), it has entered into a definitive agreement (the "Agreement") with Glencore AG ("Glencore"), in respect of a transaction whereby Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of the company that Glencore does not currently own (the "Minority Shares") for US$2.11 in cash per share (the "Consideration"), subject to approval by PolyMet shareholders, court approval and other customary closing conditions (the "Transaction").

The Transaction has several benefits for shareholders of PolyMet other than Glencore (the "Minority Shareholders") including:

  Significant Premium: The Consideration represents a 167% premium to the unaffected share price on June 30, 2023, being the last trading day prior to the announcement of Glencore's non-binding proposal to acquire PolyMet.
  Immediate Liquidity and Certainty of Value: All-cash transaction not subject to a financing condition provides certainty of value and immediate liquidity.
  Removal of Uncertainty and Execution Risk: The Transaction daylights value for Minority Shareholders, and removes uncertainty and risk around the development of NewRange and the generally uncertain macroeconomic environment.
  Limited Conditions and Short Timeline to Closing: Upon satisfaction of shareholder approval, court approval, and certain customary closing conditions, the Transaction is expected to close shortly after the shareholder meeting, which is expected to occur in the late third quarter or early fourth quarter.
  Special Committee Formation and Arm's Length Negotiations: The PolyMet Board of Directors (the "Board") established the Special Committee to consider the proposed Transaction, as well as other alternatives, and the Agreement was negotiated at arm's length between the Special Committee, with support from its legal and financial advisors, and Glencore.
  Fairness Opinions and Formal Valuation: Paradigm Capital Inc. ("Paradigm") and Maxit Capital LP ("Maxit") both delivered oral opinions that the consideration to be received by the Minority Shareholders pursuant to the Transaction is fair, from a financial point of view, to such Minority Shareholders. Maxit also conducted a formal valuation, determining the fair market value of the PolyMet common shares, as of July 15, 2023, to be in a range of US$1.40 to US$2.50 per share, placing the Consideration above the mid-point of the range.

  Support and Voting Agreements: All directors and officers owning PolyMet shares have entered into support and voting agreements to vote their PolyMet shares in favor of the Transaction.

Al Hodnik, Lead Independent Director and Chair of the Independent Special Committee, welcomed the Transaction as:

"The necessary next step for advancement of the NewRange Copper Nickel joint venture and the development of strategic minerals vital to our economy's clean energy transformation. The Special Committee strived to maximize value for our Minority Shareholders in light of the uncertain permitting environment and associated judicial outcomes as well as the likely need for further substantial financing to meet the company's obligations to NewRange. The Transaction provides the company's Minority Shareholders with an opportunity to realize an attractive cash premium for their shares with limited closing risk. As such, the Transaction is unanimously recommended by the independent Special Committee of the Company and the Board (excluding conflicted directors). We want to thank our loyal and devoted Minority Shareholders, and in particular our Minnesota stakeholders, who have supported the company for nearly two decades."

Special Committee and Board Approval

The Special Committee was established by the Board to consider the Transaction, as well as other alternatives available to the company and, if it deemed advisable, to negotiate with Glencore. Following a comprehensive evaluation of reasonably available alternatives to the proposal and extensive negotiations with Glencore on price and other terms of the Transaction, the Special Committee unanimously recommended that the Board approve the Transaction. The Board (excluding conflicted directors), having received the unanimous recommendation of the Special Committee, unanimously determined that the Transaction is in the best interests of PolyMet and fair to the Minority Shareholders and recommends that shareholders vote in favor of the Transaction at the special meeting of shareholders to be held to approve the Transaction.

Formal Valuation and Fairness Opinions

In connection with its review of the Transaction, the Special Committee retained Maxit to prepare a formal valuation in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Maxit delivered an oral opinion to the Special Committee that, as of July 15, 2023, and based on Maxit's analysis and subject to the assumptions, limitations and qualifications to be set forth in Maxit's written valuation, the fair market value of the common shares of PolyMet is in the range of US$1.40 to US$2.50 per share. Maxit also delivered an oral opinion to the Special Committee that, as of July 15, 2023, and subject to the assumptions, limitations and qualifications to be set forth in Maxit's written fairness opinion, the consideration to be received by the Minority Shareholders is fair, from a financial point of view, to such Minority Shareholders.

The company retained Paradigm as its financial advisor in connection with its review of the Transaction. Paradigm delivered an oral opinion to the company, the Special Committee and the Board that, as of July 15, 2023 and subject to the assumptions, limitations and qualifications to be set forth in Paradigm's written fairness opinion, the consideration to be received by the Minority Shareholders pursuant to the Transaction is fair, from a financial point of view, to such Minority Shareholders.

Transaction Details

The Transaction is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The consummation of the Transaction is subject to a number of conditions customary to transactions of this nature, including, among others: (i) the approval of two-thirds of votes cast by the company's shareholders (including Glencore) at a special meeting of shareholders; (ii) the approval of a simple majority of the votes cast by disinterested shareholders at such meeting; and (iii) court approval. Completion of the Transaction is not subject to any financing condition.

The company expects to hold the special meeting of shareholders to consider and to vote on the Transaction as early as possible. It is anticipated to occur at the end of the third quarter of 2023 or early in the fourth quarter of 2023. If approved at the meeting, the Transaction is expected to close shortly thereafter, subject to court approval and other customary closing conditions.

Support and Voting Agreements

All directors and officers of the company representing 0.44% of the issued and outstanding common shares have entered into support and voting agreements to vote their PolyMet shares in favor of the Transaction.

Early Warning Disclosure

Glencore currently holds 159,806,774 PolyMet common shares, representing approximately 82.18% of the issued and outstanding common shares. Glencore also holds a purchase warrant (the "2019 Warrant"), pursuant to which Glencore is entitled to purchase 811,190 PolyMet common shares at an exercise price of US$5.87 per share. Assuming exercise of the 2019 Warrant, Glencore would hold a total of 160,617,964 PolyMet common shares, representing approximately 82.25% of the issued and outstanding common shares.

The head office of PolyMet is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota 55101.

The head office of Glencore is located at Baarermattstrasse 3, CH-6340 Baar, Switzerland.

This disclosure is being provided pursuant to National Instrument 62-103. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting the Glencore contact persons named below.

Advisors

Paradigm is acting as financial advisor to the company and Maxit has been retained by the Special Committee as an independent advisor and valuator.

PolyMet has engaged Farris LLP, as its Canadian counsel and Troutman Pepper Hamilton Sanders LLP, as its U.S. counsel and the Special Committee has engaged Mason Law as its independent legal advisor in connection with the Transaction. Glencore has engaged McCarthy Tétrault LLP, as its Canadian counsel and Weil, Gotshal & Manges LLP, as its U.S. counsel in connection with the Transaction.

Laurel Hill Advisory Group is acting as shareholder communications advisor and proxy solicitation agent to PolyMet.

Additional Information about the Transaction

Further details regarding the terms and conditions of the Transaction are set out in the Agreement, which will be publicly filed by the company under its profiles at www.sedar.com and www.sec.gov. In connection with the Transaction, the company will prepare and mail an information circular to its shareholders. In addition, certain participants in the proposed Transaction (including the company, certain of its affiliates and certain affiliates of Glencore) intend to jointly file a transaction statement on Schedule 13E-3. These documents will be filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). This communication is not a substitute for the information circular or any other document that the company may file with the SEC or send to its shareholders in connection with the proposed Transaction. SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT POLYMET, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the information circular and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about PolyMet, the proposed Transaction and related matters, without charge, from www.sedar.com or www.sec.gov.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of proxy, consent or authorization with respect to the proposed Transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

The company and certain of its directors, executive officers and other employees, under the SEC's rules, may be deemed to be participants in the solicitation of proxies of the company's shareholders in connection with the proposed Transaction. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed Transaction and their respective direct and indirect interests in the proposed Transaction, by security holdings or otherwise, will be included in the information circular and other materials filed with the SEC and/or Canadian securities authorities in connection with the proposed Transaction (if and when they become available).

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com.

About Glencore

Glencore is one of the world's largest global diversified natural resource companies and a major producer and marketer of more than 60 commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, Glencore produces, processes, recycles, sources, markets and distributes the commodities that support decarbonisation while meeting the energy needs of today.

With around 140,000 employees and contractors and a strong footprint in over 35 countries in both established and emerging regions for natural resources, our marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore’s customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. We also provide financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. We are an active participant in the Extractive Industries Transparency Initiative.

We recognise our responsibility to contribute to the global effort to achieve the goals of the Paris Agreement by decarbonising our own operational footprint. We believe that we should take a holistic approach and have considered our commitment through the lens of our global industrial emissions. Against a 2019 baseline, we are committed to reducing our Scope 1, 2 and 3 industrial emissions by 15% by the end of 2026, 50% by the end of 2035 and we have an ambition to achieve net zero industrial emissions by the end of 2050. For more detail see our 2022 Climate Report on the publication page of our website at glencore.com/publications.

Disclaimer

The companies in which Glencore plc directly and indirectly has an interest are separate and distinct legal entities. In this section, “Glencore”, “Glencore group” and “Group” are used for convenience only where references are made to Glencore plc and its subsidiaries in general. These collective expressions are used for ease of reference only and do not imply any other relationship between the companies.  Likewise, the words “we”, “us” and “our” are also used to refer collectively to members of the Group or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

Shareholder Communications

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America)
Email: assistance@laurelhill.com

Glencore AG

Investors

Martin Fewings
t: +41 41 709 28 80
m: +41 79 737 56 42
Email: martin.fewings@glencore.com

Media

Charles Watenphul
t: +41 41 709 24 62
m: +41 79 904 33 20
Email: charles.watenphul@glencore.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the proposed Transaction. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Transaction and other statements that are not historical facts. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) uncertainties as to the timing of the proposed Transaction; (ii) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect PolyMet's business and the price of PolyMet's shares; (iii) the possibility that competing offers or acquisition proposals for PolyMet will be made; (iv) the failure to satisfy any of the conditions to the consummation of the proposed Transaction, including the adoption of the Agreement by PolyMet's shareholders; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Agreement, including in certain circumstances requiring PolyMet to pay a termination fee; (vi) the effect of the announcement or pendency of the proposed Transaction on PolyMet's stock price, business relationships, operating results and business generally; (vii) risks that the proposed Transaction may disrupt PolyMet's current business plans and operations; (viii) PolyMet's ability to retain and hire key personnel in light of the proposed Transaction; (ix) risks related to diverting management's attention from PolyMet's ongoing business operations; (x) unexpected costs, charges or expenses resulting from the proposed Transaction; (xi) potential litigation relating to the proposed Transaction that could be instituted against parties to the Agreement or other transaction agreements or their respective directors, managers or officers, including the effects of any outcomes of such litigation; and (xii) certain restrictions during the pendency of the Transaction that may impact the Company's ability to pursue certain business opportunities or strategic transactions. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the information circular will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the proposed Transaction and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.